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                          January 5, 2022

       Andrea M. Fike
       General Counsel and Secretary
       APi Group Corporation
       1100 Old Highway 8 NW
       New Brighton, MN 55112

                                                        Re: APi Group
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed January 3,
2022
                                                            File No. 333-261985

       Dear Ms. Fike:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joe
Ambrogi at 202-551-4821 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Brian J. Gavsie